Exhibit 99.1

TSX:    JE
NYSE:  JE

•	FOR IMMEDIATE RELEASE

PRESS RELEASE

Just Energy to Announce First Quarter Fiscal 2017 Results

TORONTO, ONTARIO - - July 28th, 2016 - -

Just Energy Group, Inc. (TSX:JE; NYSE:JE), an energy management solutions provider specializing in electricity, natural gas, solar and green energy, announced today that it will release operating results for first quarter fiscal 2017 on August 10th, 2016. The Company will host a conference call and live webcast to review the first quarter results beginning at 10:00 a.m. eastern standard time on August 11th, 2016 followed by a question and answer period. President & Co-Chief Executive Officers James Lewis and Deborah Merril, and Chief Financial Officer Patrick McCullough will participate on the call.

Just Energy Conference Call and Webcast
•	Thursday, August 11th, 2016
•	10:00 a.m. EST

Those who wish to participate in the conference call may do so by dialing 1-888-465-5079 and entering pass code 9813813#. The call will also be webcast live over the internet at the following link:

http://event.onlineseminarsolutions.com/r.htm?e=1233324&s=1&k=A64DB8BB822DD19759B74C38D6FABFA4

An audio tape rebroadcast will be available starting at 12:30 p.m. EST August 11th 2016 until September 10th, 2016 at 11:59 p.m. EST. To access the rebroadcast please dial 1-888-843-7419 and enter the participant code 9813813#.

About Just Energy Group Inc.
Established in 1997, Just Energy (TSX:JE; NYSE:JE) is an energy management solutions provider specializing in electricity, natural gas, solar and green energy. With offices located across the United States, Canada, and the United Kingdom, Just Energy serves close to two million residential and commercial customers. The company offers a wide range of energy products and home energy management services including long-term fixed-price, variable price, and flat bill programs, smart thermostats, and residential solar panel installations. Just Energy Group Inc. is the parent company of Amigo Energy, Commerce Energy, Green Star Energy, Hudson Energy, Tara Energy and TerraPass. Visit justenergygroup.com to learn more.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Patrick McCullough
Chief Financial Officer
Just Energy
713-933-0895
pmccullough@justenergy.com

or

Michael Cummings
Investor Relations
Alpha IR
617-461-1101
michael.cummings@alpha-ir.com